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                             March 25, 2021

       Nelson Chai
       Chief Financial Officer
       Uber Technologies, Inc.
       1515 3rd Street
       San Francisco, California 94158

                                                        Re: Uber Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 1-38902

       Dear Mr. Chai:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Notes to Consolidated Financial Statements
       Note 1 - Description of Business and Summary of Significant Accounting Policies
       Revenue Recognition, page 99

   1.                                                   We note you have a
membership or    Pass    program allowing users to unlock savings
                                                        across platforms for a
monthly fee. Please explain the significance of this program and your consideration of
disclosing your accounting policy with regards to revenue
                                                        recognition. Also,
please explain how you allocate membership revenue across the segments offering this
program.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nelson Chai
Uber Technologies, Inc.
March 25, 2021
Page 2

       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 with any questions.



FirstName LastNameNelson Chai                            Sincerely,
Comapany NameUber Technologies, Inc.
                                                         Division of
Corporation Finance
March 25, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName